Exhibit 21

SUBSIDIARIES

On December 10, 1999, the Company incorporated a wholly owned subsidiary, The London PET Centre Limited (“LPC”), a United Kingdom private limited company. LPC was organized to provide PET services in the United Kingdom.

On December 17, 1999, the Company incorporated two wholly owned subsidiaries, Mobile PET Leasing Limited, a United Kingdom private limited company and Mobile PET Systems (UK) Limited, a United Kingdom private limited company. Mobile PET Leasing Limited was organized to provide lease financing to LPC. Mobile PET Systems (UK) Limited is currently inactive.

On March 15, 2001, the Company incorporated a wholly owned subsidiary, Radiodiagnostics Corporation, a Nevada corporation. Radiodiagnostics Corporation is currently inactive.